Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ODONATE THERAPEUTICS, LLC WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

November 13, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento, Esq.

Re:	Odonate Therapeutics, LLC

Draft Registration Statement on Form S-1

Submitted September 29, 2017

Registration Statement on Form S-1

CIK No. 0001717452

File No. 377-01730

Ladies and Gentlemen:

On behalf of Odonate Therapeutics, LLC, which will be converted into Odonate Therapeutics, Inc., (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 27, 2017 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted with the Commission on September 29, 2017, resubmitted to the Commission on October 30, 2017, and filed with the Commission on November 13, 2017 (the “Registration Statement”), to further address comment 9 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY ODONATE THERAPEUTICS, LLC

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO prior to giving effect to the Conversion, as defined in the Registration Statement. Currently, the Company is a limited liability company with common units and incentive units. As part of the Conversion, the common units and incentive units of Odonate Therapeutics, LLC will be converted to shares of common stock of the Company. References in this letter to “common shares” include the common units that will be converted to common stock as a result of the Conversion, and references in this letter to “equity awards” include incentive units granted prior to the Conversion.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

•	the Company’s business prospects, including the status of the development of its product candidate, tesetaxel;

•	the status of the Company’s multinational, multicenter, randomized, Phase 3 study of tesetaxel in locally advanced or metastatic breast cancer, known as CONTESSA;

•	the commercial potential of tesetaxel;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “test the waters” meetings; and

•	recent performance of IPOs of companies in the pharmaceutical and biotechnology sectors.

The Price Range does not take into account the current lack of liquidity for the Company’s shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

CONFIDENTIAL TREATMENT REQUESTED BY ODONATE THERAPEUTICS, LLC

Summary of Recent Equity Awards

From January 1, 2015 through September 30, 2017, the Company issued the following equity awards to its employees, consultants and members of its Board, all in the form of incentive units:

Grant date(1)	Number of common shares underlying equity awards	Base price(2) per common share		Fair value per common share for financial reporting purposes
August 4, 2016	357,317	$	[***]	$	[***]
September 1, 2016	285,854	$	[***]	$	[***]
December 30, 2016	324,187	$	[***]	$	[***]
February 2, 2017	61,023	$	[***]	$	[***]
March 1, 2017	74,116	$	[***]	$	[***]
March 2, 2017	62,388	$	[***]	$	[***]
July 31, 2017	318,060	$	[***]	$	[***]

(1)	Represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which all of the accounting prerequisites had been met in order to issue the equity awards and all terms had been communicated to equity award recipients.
(2)	The base price represents the value above which the grantee will participate in future economic income and cash distributions of the Company.

Historical Determinations of Fair Value of Common Shares

As there has been no public market for the common shares underlying the Company’s equity awards, for all periods prior to this offering, the fair value of the common shares underlying the equity awards was estimated on each grant date by the Company’s management. In order to determine the fair value of the Company’s common shares, the Company’s management considered, among other things, independent retrospective valuations, and valuations derived from the sale of the Company’s equity securities to third parties in recent equity financings. Management considered various objective and subjective factors to determine the fair value of the common shares as of each grant date, including:

•	the prices at which the Company sold common shares to third-party and existing investors;

•	[***];

•	[***];

•	the continued build-out of the Company’s management team;

•	external market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the Company’s negative cash flows and need for additional financing;

CONFIDENTIAL TREATMENT REQUESTED BY ODONATE THERAPEUTICS, LLC

•	the lack of an active public market for the common shares;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the pharmaceutical industry.

In September 2017, in the course of preparing for its IPO, the Company obtained third-party valuations of its common shares for each grant date on a retrospective basis. As a result of the Company’s retrospective valuations, the Company determined that, solely for financial reporting purposes, the fair value of the common shares were different than the fair market value determined in good faith by management. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Guide”).

Retrospective Valuation: August 31, 2016. The Company utilized the guideline public company (“GPC”) method under the market-based approach to determine the estimated fair value of its common shares because it determined that this approach was the most appropriate for a pharmaceutical company in the clinical stages of its product development. In application of the GPC method, the Company considered the ratio of enterprise value to book value of invested capital indicated by a group of 13 trading GPCs whose trading prices provided contemporaneous indications of value, and applied that ratio to the book value of invested capital of the Company. To account for lack of access to an active public market, the Company applied a discount for lack of marketability (“DLOM”) to the equity value of 35%. The Company’s estimate of the appropriate DLOM took into consideration put option methodologies consistent with the AICPA Practice Guide. The resulting fair value of common shares was $[***] per share as of August 31, 2016, which was used as a basis to determine the estimated fair value for the August 4, 2016 and September 1, 2016 equity awards, as there were no significant events that materially impacted the fair value of the Company’s common shares between the grant dates and the valuation date.

Retrospective Valuations: December 31, 2016 and February 28, 2017. The Company utilized the adjusted enterprise value (“AEV”) method under the market-based approach to determine the estimated fair value of its common shares because it determined that this approach was the most appropriate for a pharmaceutical company in the clinical stages of its product development and after having determined the estimated fair value using the GPC method as of August 31, 2016. In application of the AEV method, the Company utilized the equity value determined in the August 31, 2016 valuation and adjusted this value based on the changes in the market environment using the change in enterprise value of the selected GPCs. As in the August 31, 2016 valuation, DLOM of 35% was applied to the equity value to account for the lack of access to an active public market. The resulting fair values of common shares were $[***], and $[***] per share as of the December 31, 2016 and February 28, 2017 valuation dates, respectively.

Retrospective Valuation: July 31, 2017. The Company utilized the precedent transaction method under the market-based approach to determine the estimated fair value of its common shares because it determined that this approach was the most appropriate given the valuation date’s proximity to a third-party sale of the Company’s common shares in September 2017 whereby the Company sold 2,484,066 common shares at $29.79 per share for net proceeds of $74.0 million. As part of this valuation, the Company considered various scenarios involving the probability of a round of financing at a range of prices. The resulting fair value of common shares was $[***] per share as of July 31, 2017.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common shares as of July 31, 2017 of $[***] per common share and the midpoint of the Price Range provided above of approximately $[***] per share is the result of the following:

•	in September 2017, the Company raised $74.0 million through the sale of 2,484,066 common units at $29.79 per common unit to new and certain existing investors;

•	[***];

CONFIDENTIAL TREATMENT REQUESTED BY ODONATE THERAPEUTICS, LLC

•	[***];

•	the continued build-out of the Company’s management team; and

•	in the fourth quarter of 2017, the Company expects to begin enrolling patients in CONTESSA.

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created and, therefore, excludes any DLOM of the Company’s common shares, which was appropriately taken into account in the Company’s determination of the fair value of its common shares on July 31, 2017.

Further, the Company expects to accrue as a result of becoming publicly traded through the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for other strategic transactions.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Kevin C. Tang, Odonate Therapeutics, LLC

Mark V. Roeder, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY ODONATE THERAPEUTICS, LLC